FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2002


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto is a copy of an earnings release issued by Nordic American Tanker Shipping Limited (the "Company") on April 12, 2002.

ADDITIONAL INFORMATION

          BP Amoco Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.


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FOR IMMEDIATE RELEASE


NORDIC AMERICAN TANKER SHIPPING LTD. (NAT) - (AMEX: NAT) (OSE: NAT) ANNOUNCES GOOD RESULTS AND DIVIDEND PAYMENT DESPITE LOW TANKER MARKETS


As of 03/31/02 (1st quarter 2002) NAT had an operating profit of $1.8 m as against $9.8 m during the same period last year. The net profit for the first quarter 2002 was $1.4 m as against $9.4 m in the same period last year. The significant decrease in the earnings in the 1st quarter 2002 compared to the same period in year 2001 is a result of tanker rates being exceptionally high during the winter of year 2001.

The result for the 1st quarter 2002, enables the company to pay a 2nd quarter 2002 dividend of $0.34 per share. Including the dividend for the 2nd quarter of 2002, the total dividend paid so far in 2002 is $0.70 per share. The total dividend paid in 2001 was $3.87 per share. In year 2000 the company paid a total dividend of $2.56 per share as against $1.35 per share in 1999. The 2nd quarter 2002 dividend of $0.34 will be paid on or about May 15th to shareholders of record as of April 26th 2002. The next dividend payment from NAT will be declared in July 2002.

Under the contracts with BP Shipping, NAT achieves rates that correspond to the spot market for modern Suezmax tankers, but not below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping. The spot market for Suezmax tankers in the first quarter of 2002 (not the NAT vessels) were below the agreed minimum rate with the charterer BP Shipping. The market rate was down compared to the fourth quarter of 2001. The 1st quarter 2002 time charter (T/C) equivalent for the NAT vessel was thus $22,000 compared to $22,617 in the fourth quarter of 2001.

The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for minimum 7 years and maximum 14 years if all options are declared.

The quarterly T/C equivalent for the NAT vessels has since 1999 been as follows:


Period                      1999           2000           2001           2002
--------------------------------------------------------------------------------
1st Quarter                 22,000         26,079         51,607         22,000
2nd Quarter                 22,000         33,701         35,088
3rd Quarter                 22,000         48,153         28,668
4th Quarter                 22,000         59,059         22,617


NAT has 9,706,606 shares in issue.


The results for the first quarter of 2002 compared to the same quarter last year, the last quarter of 2001 and the full year of 2001, are as follows:

INCOME STATEMENT INFORMATION
All figures in USD
                           1st Qtr.      1st Qtr.       4th Qtr.     1/1 - 12/31
                             2002          2001          2001           2001
-----------------------    --------     ----------     ---------     ----------

Revenue                   3 645,000     11,639,018     3,896,180    28,359,568
Ship Broker Commissions     (45,562)       (45,562)      (46,574)     (184,781)
Management Fee Expense      (62,500)       (62,500)      (62,500)     (250,000)
Insurance Expense           (21,000)       (17,499)      (19,834)      (72,333)
Other Expenses              (15,851)        (9,457)       (2,634)      (31,406)
Depreciation             (1,707,760)    (1,707,760)    1,707,760)   (6,831,040)
                         -----------    -----------    ----------   -----------
Net Operating Income      1,792,327      9,796,240     2,056,878    20,990,008

Financial Income              6,142         89,636        13,744       189,244
Financial Expenses         (430,410)      (443,513)     (458,361)   (1,793,776)
                         -----------    -----------    ----------   -----------
Net Financial Items        (424,268)      (353,877)     (444,617)   (1,604,532)
                         -----------    -----------    ----------   -----------
Net Profit                1,368,059      9,442,363     1,612,261    19,385,476
                         -----------    -----------    ----------   -----------
Earnings per Share             0.14           0.97          0.17          2.00
Cash Flow per Share            0.32           1.15          0.34          2.70

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The quarterly dividend paid since the commencement in 1997 has been as follows:

Period              1997    1998   1999   2000  2001    2002
------------------------------------------------------------------
1st Quarter                 0.40   0.32   0.34  1.41    0.36
2nd Quarter                 0.41   0.32   0.45  1.19    0.34
3rd Quarter                 0.32   0.35   0.67  0.72
4th Quarter         0.30    0.30   0.36   1.10  0.55
------------------------------------------------------------------
Total USD           0.30    1.43   1.35   2.56  3.87
------------------------------------------------------------------


Balance sheet for Nordic American Tanker Shipping Ltd per 3.31.02 and 12.31.01 (Figures in USD)

                                   3.31.02                   12.31.01
Vessels                          140,036,245               141,744,005
Current assets                        88,815                   283,615
Cash deposits                        406,651                   630,868
------------------------------------------------------------------------
Total assets                     140,531,711               142,658,488
------------------------------------------------------------------------

Shareholder's equity             110,493,478               112,619,822
Long term debt                    30,000,000                30,000,000
Current liabilities                   38,233                    38,666
------------------------------------------------------------------------
Total liabilities & equity       140,531,711               142,658,488
------------------------------------------------------------------------


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  April 12, 2002                           By:/s/ Herbjorn Hansson
                                                    --------------------------
                                                      Herbjorn Hansson
                                                      President and
                                                      Chief Executive Officer


01318.002 #317443